SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                            SEC FILE NUMBER
                                                               000-52852
                                   FORM 12b-25
                                                              CUSIP NUMBER
                                                                PENDING
                           NOTIFICATION OF LATE FILING


         [ ]  Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
         [ ] Form 10-D   [ ] Form N-SAR [ ] Form N-CSR

         For the Period ended March 31, 2008

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information
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     Full Name of Registrant        Stirling Acquisition Corporation

     Former Name if Applicable

     Address of Principal Executive
     Office (Street and Number)     914 Curlew Road, Suite 403

     City, State, Zip Code          Dunedin, Florida 34698

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Part II -- Rules 12b-25 (b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following information should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day
 [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- Narrative
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     State below in reasonable detail the reasons why Form 10-KSB, Form 20-F,
     Form 11-K, Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The registrant's financial statements for the period ended March 31, 2008, are not yet ready for distribution because invoices have not yet been received for certain third-party services rendered during the quarter.

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Part IV -- Other Information
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     (1) Name and telephone number of person to contact in regard to this notification.

                 John L. Petersen                +4126-684-0500
                      (Name)                       (Telephone)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant is blank check company and its goal is to effect a merger, stock exchange, asset acquisition or similar transaction with a domestic or foreign business. The registrant has not engaged in any substantive business activities to date and it has no plans to engage in any particular business in the future.

         The registrant received no revenue and incurred no expenses during the first quarter of 2007.

         During the first quarter of 2008, the registrant received no revenue and incurred approximately $7,000 in administrative expenses associated with the audit of its financial statements for the year ended December 31, 2007 and the preparation and filing of its Annual Report on Form 10-K.

         Stirling Acquisition Corporation has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized


Dated:  May 15, 2008              By: /s/ John L. Petersen
                                      -----------------------------------------
                                      John L. Petersen, Chief Financial Officer